Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included in Exhibit 99.2 to this Form 6-K. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in our Annual Report for the Year ended December 31, 2022 on Form 20-F, filed with the Securities and Exchange Commission on April 7, 2023. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Organization and Overview of Operations

We develop in-vitro diagnostic (“IVD”) tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine. Our flagship product is a colorectal cancer screening product sold under the brand name ColoAlert™. We develop and distribute our IVD kits to third-party laboratories, who in turn provide diagnostic analysis for their patients. Additionally, we operate a clinical diagnostic laboratory for testing patient samples. Substantially all of our revenues in 2023 and 2022 were generated from the sale of our ColoAlert kits and the analytics and delivery of results from testing patient samples.

In addition, we conduct research and development in order to increase and diversify our product portfolio. During 2022 and 2023, we are managing two government funded research and development projects, which provide us non-refundable grant income that covers a portion of the individual project related costs. Our PancAlert product candidate research is partially funded with government programming and Company funds.

On November 9, 2021, we completed our initial public offering whereby we sold 2,300,000 ordinary shares for gross proceeds of $11,500,000. On January 28, 2022 we completed a follow-on public offering whereby we sold 1,725,000 ordinary shares for gross proceeds of $25,875,000.

Results of Operations

Comparison of the Three Months Ended June 30, 2023 and 2022

The following table provides certain selected financial information for the periods presented:

	Three Months Ended June 30,
	2023	2022	Change	% Change
Revenue	$248,945	$139,240	$109,705	79%
Cost of revenue	$100,147	$58,427	$41,720	71%
Gross profit	$148,798	$80,813	$67,985	84%
Gross margin	60%	58%
Research and development	$3,478,595	$229,916	$3,248,679	1,413%
Sales and marketing	$1,799,569	$1,866,384	$(66,815)	(4)%
General and administrative	$2,796,724	$4,932,422	$(2,135,698)	(43)%
Total operating expenses	$8,074,888	$7,028,722	$1,046,166	15%
Loss from operations	$(7,926,090)	$(6,947,909)	$(978,181)	(14)%
Other income (expense)	$(325,637)	$9,198	$(334,835)	(3,640)%
Net loss	$(8,251,727)	$(6,938,711)	$(1,313,016)	(19)%
Total comprehensive loss	$(8,341,751)	$(6,892,507)	$(1,449,244)	(21)%
Basic and dilutive loss per common share	$(0.56)	$(0.48)	$(0.08)	(17)%
Weighted average number of common shares outstanding – basic and diluted	14,915,905	14,286,157

Revenue

Revenue for the three months ended June 30, 2023 was $248,945 as compared to $139,240 for the three months ended June 30, 2022, an increase of 79%. This increase was attributable to ColoAlert sales, primarily in Germany. We intend to continue our efforts to grow the market for ColoAlert, both in Germany and extending to other countries in Europe and the rest of world.

Cost of Revenue

Cost of Revenue for the three months ended June 30, 2023 was $100,147 as compared to $58,427 for the three months ended June 30, 2022, a 71% increase. This increase was the result of increased ColoAlert sales volume.

Gross profit

Gross profit increased to $148,798 in the three months ended June 30, 2023 compared to $80,813, for the three months ended June 30, 2022. This gross profit increase, resulting in an improvement of gross margin from 58% to 60%, was attributable to improved profits resulting from lowered unit cost of goods sold with attributable to economies of scale from increased volumes.

Research and Development Expenses

Research and development expenses for the three months ended June 30, 2023, were $3,478,595 compared to $229,916 for the three months ended June 30, 2022, an increase of $3,248,679. This increase was driven by the cost of our ColoFuture and eAArlyDetect feasibility studies in the U.S. and in Europe. During the three months ended June 30, 2023, clinical study expenses increased $1,831,286 from the comparable period in 2022. Additionally, our increased staffing resulted in higher labor costs, which increased by $668,020 for the three months ended June 30, 2023, compared to the same period in 2022. Increased labor expenses are the result of our continued development of our ColoAlert product and research related to our PancAlert product candidate. As a result of our increased lab capacity and overhead, our lab expenses increased by $495,050 for the three months ended June 20, 2023 compared to the comparable period of 2022.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended June 30, 2023, were $1,799,569 compared to $1,866,384 for the three months ended June 30, 2022, a decrease of $66,815. This net decrease was the result of an increase in labor costs (salary and consulting) to support the sale of our ColoAlert product of $709,191 and a decrease in advertising expenses of $812,238 in the three months ended June 30, 2023 compared to the comparable period in 2022.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2023 were $2,796,724 compared to $4,932,422 for the three months ended June 30, 2022, a decrease of $2,135,698. The decreased expenses were primarily the result of a decrease of $1,266,730 of non-cash stock option expense, and decreased salary and consulting costs of $854,651, related to legal, banking, and accounting fees primarily related to our capital raising efforts in the first half of 2022.

Other Expense

Other expense, net for the three months ended June 30, 2023 was $325,637 compared to income of $9,198 for the three months ended June 30, 2022, resulting in increased other expenses (net) of $334,835. This increase was primarily the result of commitment fees and expenses related to our June 28, 2023 financing of $280,000.

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table provides certain selected financial information for the periods presented:

	Six Months Ended June 30,
	2023	2022	Change	% Change
Revenue	$499,049	$239,805	$259,244	108%
Cost of revenue	$211,310	$112,563	$98,747	88%
Gross profit	$287,739	$127,242	$160,497	126%
Gross margin	58%	53%
Research and development	$5,736,373	$793,488	$4,942,885	623%
Sales and marketing	$4,085,661	$2,788,014	$1,297,647	47%
General and administrative	$4,879,351	$9,125,207	$(4,245,856)	(47)%
Total operating expenses	$14,701,385	$12,706,709	$1,994,676	16%
Loss from operations	$(14,413,646)	$(12,579,467)	$(1,834,179)	(15)%
Other expense	$(398,997)	$(22,980)	$(376,017)	(1,636)%
Net loss	$(14,812,643)	$(12,602,447)	$(2,210,196)	(18)%
Total comprehensive loss	$(14,963,239)	$(12,519,804)	$(2,443,435)	(20)%
Basic and dilutive loss per common share	$(1.01)	$(0.91)	$(0.09)	(10)%
Weighted average number of common shares outstanding – basic and diluted	14,803,243	13,821,914

Revenue

Revenue for the six months ended June 30, 2023 was $499,049 as compared to $239,805 for the six months ended June 30, 2022, an increase of 108%. This increase was primarily attributable to ColoAlert sales, which were primarily in Germany. We intend to continue our efforts to grow the market for ColoAlert, both in Germany and extending to other countries in Europe and the rest of world.

Cost of Revenue

Cost of Revenue for the six months ended June 30, 2023 was $211,310 as compared to $112,563 for the six months ended June 30, 2022, an 88% increase. This increase was the result of increased ColoAlert sales volume.

Gross profit

Gross profit increased to $287,739 in the six months ended June 30, 2023 compared to $127,242, for the six months ended June 30, 2022. This gross profit increase, resulting in an improvement of gross margin from 53% to 58%, was attributable to improved profits resulting from lowered unit cost of goods sold attributable to economies of scale with increased volumes.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2023 were $5,736,373 compared to $793,488 for the six months ended June 30, 2022, an increase of $4,942,885. This increase was driven by the cost of our ColoFuture and eAArly Detect feasibility studies in the U.S. and in Europe. During the six months ended June 30, 2023, clinical study expenses increased $2,648,449 from the comparable period in 2022. Additionally, our increased staffing resulted in higher labor costs, which increased by $1,471,466 for the six months ended June 30, 2023, compared to the same period in 2022. Increased labor expenses are the result of our continued development of our ColoAlert product and research related to our PancAlert product candidate. As a result of our increased lab capacity and overhead, our lab expenses increased by $463,078 for the six months ended June 30, 2023 compared to the comparable period of 2022.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2023, were $4,085,661 compared to $2,788,014 for the six months ended June 30, 2022, an increase of $1,297,647. This increase was related to labor costs (salary and consulting) to support the sale of our ColoAlert product, which increased by $1,356,980 for the six months ended June 30, 2023 compared to the comparable period of 2022.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2023 were $4,879,351 compared to $9,125,207 for the six months ended June 30, 2022, a decrease of $4,245,856. The decreased expenses were primarily the result of a decrease of $3,225,777 of non-cash stock option expense, and decreased salary and consulting costs of $1,068,694, related to legal, banking, and accounting fees primarily related to our capital raising efforts in the first half of 2022.

Other Expense

Other expense, net for the six months ended June 30, 2023 was $398,997 compared to $22,980 for the six months ended June 30, 2022, resulting in increased other expenses (net) of $376,017. This increase was primarily the result of commitment fees and expenses related to our June 28, 2023 financing of $280,000, and other income from a government grant program under which we earned $36,288 in the six months ended June 30, 2022, which program ended during 2022.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and operating losses. We fund our liquidity requirements primarily through cash on hand, cash flows from operations and, debt and equity financing. As of June 30, 2023, we had $10,911,087 of cash and cash equivalents, with $17,141,775 as of December 31, 2022.

The following table summarizes our cash flows from operating, investing and financing activities:

	Six Months Ended June 30,
	2023	2022	Change
Cash used in operating activities	$(10,778,125)	$(6,456,904)	$(4,321,221)
Cash used in investing activities	$(1,524,555)	$(252,446)	$(1,272,109)
Cash provided by financing activities	$6,192,507	$24,091,651	$(17,899,144)

Cash Flow from Operating Activities

For the six months ended June 30, 2023, cash flows used in operating activities was $10,778,126 compared to $6,456,904 used during the six months ended June 30, 2022. The increase in cash flows used in operating activities of $4,321,221 was primarily the result of our operating loss for the six months ended June 30, 2023, net of non-cash stock-based compensation, depreciation and amortization, and timing differences for the settlement of assets and liabilities. A primary driver of this increased loss was the increase in clinical study expenses which increased $2,648,449 in the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Cash Flows from Investing Activities

During the six months ended June 30, 2023, we used $1,524,555 in investing activities compared to $252,446 used during the six months ended June 30, 2022. The increase in cash flows used in investing activities of $1,272,109 was the result of increased capital expenditures of $772,109 related to the expansion of our office and lab space, and the payment of $500,000 for the first installment related to the purchase of our ColoAlert intellectual property in February of 2023.

Cash Flows from Financing Activities

During the six months ended June 30, 2023, we had cash flow provided by financing activities of $6,192,507 compared to cash flow provided by financing activities of $24,091,651 for the six months ended June 30, 2022, a decrease of $17,899,144. This decrease was primarily the result of our sale of 1,725,000 ordinary shares on January 28, 2022, for net proceeds of $23,865,6,890, and the issuance of a convertible note on June 28, 2023, for net proceeds of $5,060,000.

Working Capital Discussion

We had recurring losses, accumulated deficit totaling $57,844,937 and negative cash flows used in operating activities of $10,778,125 as of and for the six months ended June 30, 2023. We also had $10,911,087 of cash on hand on June 30, 2023, and working capital, excluding liabilities expected to be settled with ordinary shares, of $6,431,978.

These conditions are indicators that impact the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. If the Company is unable to obtain funding, the Company could be forced to further delay, reduce or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

We plan to fund our cash flow and working capital needs through current cash on hand and future debt and/or equity financings which we may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. In December 2022, we entered into a $50,000,000 Controlled Equity Offering; we raised $1.9 million of net cash from this facility during the six months ended June 30, 2023. Additionally, on June 28, 2023, we entered into a Pre-Paid Advance Agreement and issued a $5.5 million convertible promissory note, for net proceeds of $5.1 million.

Management believes that our expense reduction plans, coupled with the availability of our Controlled Equity Offering and/or Pre Paid Advance Agreement, and ability to execute a financing after the reporting of results from our clinical studies, will provide the financing necessary to fund our working capital needs for the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition

●	Foreign Currency Translation

●	Stock Option Compensation

●	Lease Accounting

●	Financial Instruments

Revenue Recognition

Our revenue is primarily derived through providing our ColoAlert genetic diagnostic test kits to customers. We recognize revenue in accordance with International Financial Reporting Standards (“IFRS”) 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to receive for those goods and services.

We provide a genetic diagnostic testing service and testing kits which are not considered separately identifiable from each other as we use the testing kits to collect samples in order to deliver the diagnostic test results to the customer. Accordingly, we have one performance obligation which is fulfilled upon the delivery of the test results to the customer and revenue is recognized at that point in time.

We also receive income from government sponsored R&D grants. Income is recognized on these programs when funds are received and all performance obligations, as defined in the grant, are completed. This income is included in the Statements of Comprehensive Loss as Other Income.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional, as determined by our management, is the Euro (EUR).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Our reporting currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to our presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

Stock Option Compensation

We have adopted our 2021 Omnibus Incentive Plan and 2022 Omnibus Incentive Plan (the (“Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed, 2,800,000 ordinary shares.

On November 4, 2021, we awarded 1,484,650 stock options under the Plans, with a strike price of $5.00, the per share price in our November 2021 initial public offering. Such stock options were granted to all of our current employees, directors, advisors and senior management team. Such stock options for our non-senior management team, independent directors and advisors will begin vesting on November 4, 2022 and stop vesting on November 4, 2025 at the latest. Such stock options for the four members of our senior management team began vesting in portions equal to 25% of such options granted if, prior to November 4, 2025, the four-year anniversary of our initial public offering, for ten consecutive trading days (with at least 100,000 shares traded per trading day) the volume-weighted average price of the ordinary shares on the principal market is at least:

●	$7.50;

●	$10.00;

●	$12.50, provided that such options cannot vest until the twelve-month anniversary of our initial public offering at the earliest; and

●	$15.00, provided that such options cannot vest until the twelve-month anniversary of our initial public offering at the earliest.

100% of these options were fully vested on November 5, 2022.

We have valued these stock options as follows: (a) for those options that have time-based vesting, we will use the Black-Scholes method to value the stock options at the time of award and record the compensation expense in our Statement of Operations over the vesting period, and (b) for options issued with milestone based vesting criteria, we will use a Monte Carlo simulation to value the options at the time of issuance and each subsequent reporting date until fully vested or expired, with any change in compensation expense measured by such method to be recorded in our Statement of Operations.

The Black-Scholes option pricing model considers, among other factors, the expected term of the award and the expected volatility of our stock price. Due to the lack of an adequate history of a public market for the trading of our ordinary shares, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded with historical share price information sufficient to meet the expected life of the stock-based awards. The Monte Carlo simulation approach is a class of computational algorithms that rely on repeated random sampling to compute their results. This approach allows the calculation of the value of such stock options based on a large number of possible stock price path scenarios. Expense for the market-condition stock options will be recognized over the derived service period as determined through the Monte Carlo simulation model.

Lease Accounting

We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease term reflects us exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Financial Instruments

(a) Classification

We classify our its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if we have opted to measure them at FVTPL.

(b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.